UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-21421
CUSIP NUMBER
NOTIFICATION OF LATE FILING	92240C 30 8

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION

Full Name of Registrant
VCampus Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
1850 Centennial Park Drive, Suite 200
Reston, Virginia 20191
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended December 31, 2006 for the Registrant could not be filed within the prescribed period because the Registrant was unable to timely determine and implement accounting methods applicable to reporting certain financial results, including in connection with the year-end accounting treatment for goodwill and certain other assets, including those of Prosoft Learning Corporation, which VCampus acquired in June 2006.  Such inability could not have been eliminated by the registrant without unreasonable effort or expense.  The Registrant intends to file its Form 10-K within the next fifteen calendar days in accordance with Rule 12b-25.

PART IV— OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Kevin A. Prakke, Esq.	(919)	981-4000
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒  Yes   No  ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes   No  ☐

See attachment

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VCampus Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 2, 2007	By:	/s/ Christopher L. Nelson
Christopher L. Nelson, Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Securities and Exchange Commission
Form 12b-25
Commission File Number: 000-21421
Notification of Late Filing
Attachment for Part IV (3) Other Information

Primarily as a result of the Registrant’s acquisition of Prosoft Learning Corporation in June 2006, the Registrant anticipates that its revenues and operating loss for the year ended December 31, 2006 will be significantly higher than reported by the Registrant, on a stand-alone basis, for the corresponding period in the prior fiscal year.  In addition, upon the completion of its annual process for determining and implementing the appropriate accounting treatment for reporting goodwill, intangibles and certain other assets, the Registrant anticipates that its expenses and operating loss will increase to reflect write-downs of such assets in accordance with generally accepted accounting principles.